November 14, 2013

VIA EDGAR, FACSIMILE AND OVERNIGHT DELIVERY

Ms. Stephanie Ciboroski

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	People’s United Financial, Inc. Form 10-K for Fiscal Year Ended December 31, 2012 Filed March 1, 2013 Response Dated October 4, 2013 File No. 001-33326

Dear Ms. Ciboroski:

This letter is submitted by People’s United Financial, Inc. (the “Company”) in response to the letter dated November 4, 2013 from the Staff of the Securities and Exchange Commission (the “Staff”, “Commission” or “SEC”) transmitting their comments with respect to the above-referenced filing. Your specific comments are set forth verbatim below, followed by the Company’s response.

Notes to the Consolidated Financial Statements

Note 22 – Segment Information, page F-86

1.	We note your response to comment 2 of our letter dated September 24, 2013. Your response did not fully address the second bullet point of our prior comment. Specifically, it is still unclear to us how you can identify the Wealth Management business as an operating segment but report its components in different reportable segments. In this regard, please address the following:

•	Cite the specific guidance in ASC 280-10-50 that permits an entity to carve out specific components of an operating segment (as defined in ASC 280-10-50-1) and aggregate those components into different reportable segments.

At the time of the change in the Company’s reportable segments in the first quarter of 2012, appropriate consideration was given to the provisions of ASC 280. In doing so, the Company recognized that ASC 280-10-50 does not include specific guidance that permits an entity to carve out specific components of an operating segment (as defined in ASC 280-10-50-1) and aggregate those components into different reportable segments.

However, the Company also recognized that it is sometimes not possible for accounting standards to address a wide range of specific fact patterns and issues that may arise in relation to a particular standard. Management concluded that the presentation of Wealth Management was such an issue and therefore focused on the most appropriate application of the objective and basic principles of the standard, particularly the provisions of ASC 280-10-05-3 which introduce the “management approach” framework to segment reporting. As indicated in ASC 280-10-05-3, the management approach “is based on the way that management organizes the segments within the public entity for making operating decisions and assessing performance” and that “the segments are evident from the structure of the public entity’s internal organization”. ASC 280-10-05-4 further provides that the management approach “facilitates consistent descriptions of a public entity in its annual report and various other published information”.

As indicated in our response dated October 4, 2013, the Company has, since 2008, been organized along the lines of three primary operating segments, each managed by a separate Senior Executive Vice President (SEVP) possessing the requisite experience and expertise. All SEVPs report directly to the Company’s CEO who functions as the organization’s chief operating decision maker (CODM).

While the Company’s internal organizational and operational structure did not change in the first quarter of 2012, a series of changes in the Company’s executive management team (principally in 2010 and 2011) led to changes in how management described the Company and its operations in communications with third parties. Executive management, in an attempt to “simplify its message”, concluded that the Company was more accurately described as being comprised of two reportable segments – Commercial Banking and Retail & Business Banking – reflecting how its customers (commercial and retail) are identified, marketed and served. In that regard, the Wealth Management segment’s business activities are deemed to represent additional (ancillary) products and services offered to the Company’s commercial and retail customers in furtherance of its broader strategic objective of becoming a premier regional commercial bank.

Also, at the time of the change in reportable segments, management considered the fact that the Wealth Management segment did not (nor did it ever) satisfy the quantitative threshold provisions of ASC 280-10-50-12. That fact, coupled with the aforementioned change in management’s perspective about how Wealth Management fit into the Company’s overall business model, led management to conclude that separate reporting of the Wealth Management segment would no longer provide useful information to the readers of the Company’s financial statements.

Having determined that it was appropriate to no longer consider Wealth Management a separate reportable segment based on an assessment of both the quantitative thresholds (set forth in ASC 280-10-50-12) and what would be most useful to readers of the Company’s financial statements, management gave additional consideration to the following in order to determine how to most effectively incorporate the Wealth Management operating segment into the Company’s required segment disclosures:

•	ASC 280-10-50-11 which permits the aggregation of two or more operating segments into a single reportable segment (provided certain criteria are met, including the “similar in each of the aggregation criteria” threshold);

•	ASC 280-10-50-13 which permits the aggregation of two or more operating segments that do not meet the ASC 280-10-50-12 quantitative thresholds with information about other operating segments that do not meet the quantitative thresholds to produce a reportable segment (provided certain criteria are met, including the “share a majority of the aggregation criteria” threshold); and

•	ASC 280-10-50-15 which indicates that information about other business activities and operating segments that are not reportable shall be combined and disclosed in an all other category.

As a result of its analysis, management considered three alternative approaches for the treatment of Wealth Management, each of which is addressed in the aforementioned provisions of ASC 280. These alternatives, along with management’s conclusions relative to each, are provided below:

•	Alternative #1: Aggregate, upon appropriate consideration of the provisions of ASC 280-10-50-11 and ASC 280-10-50-13, the Wealth Management segment’s activities into one of the Company’s two remaining reportable segments (such that Wealth Management would continue to be reflected within the Company’s “total reportable segments”).

This approach was not accepted because certain of the Wealth Management segment’s products and services are offered to commercial customers while others are offered to retail customers. As a result, the business activities of Wealth Management do not lend themselves to being aggregated solely within one of the Company’s two remaining reportable segments.

•	Alternative #2: Aggregate, upon appropriate consideration of the provisions of ASC 280-10-50-15, the Wealth Management segment’s activities into the Company’s ‘other’ segment (such that Wealth Management would be excluded from the Company’s “total reportable segments”).

This approach was not accepted because it would have resulted in excluding Wealth Management (which is an important element of the Company’s Commercial Banking and Retail & Business Banking operations) from its “total reportable segments”, and including Wealth Management, instead, within the ‘other’ segment with items unrelated to those operations (including certain items of a non-operating nature).

•	Alternative #3: Continue to reflect, upon appropriate consideration of the provisions of ASC 280-10-50-19, the Wealth Management segment as a separate reportable segment despite the fact that it did not satisfy the quantitative thresholds of ASC 280-10-50-12 (consistent with the Company’s approach used in 2008-2011).

This approach was not accepted because management’s public descriptions of the business had evolved (i.e. had been simplified) to a point where Wealth Management, despite there being no underlying changes in the Company’s internal operating or organizational structure, was considered a specialized, yet highly-integrated product set, offered through the Company’s commercial and retail customer channels.

In a good faith attempt to portray the business “through the eyes of management”, a fourth approach (Alternative #4) was considered. This approach resulted in the Wealth Management segment being divided into its ‘Commercial’ and ‘Retail’ product offerings, or components, and aggregated with the applicable reportable segment. Despite management’s recognition that there was no specific guidance in ASC 280 to support such an approach, management believed (and continues to believe) that, based on the Company’s specific facts and circumstances, dividing Wealth Management on the basis of customers and products would provide the most meaningful information to users of the financial statements as it reflects the manner in which executive management publicly describes the Company’s business model.

On that basis, management evaluated the aggregation criteria set forth in ASC 280-10-11 and concluded that such aggregation criteria were satisfied. Importantly, the approach set forth in Alternative #4 was also deemed to be consistent with the aggregation criteria set forth in ASC 280-10-55-7C which indicates:

“Aggregation should be consistent with the objective and basic principles of [ASC 280] – to provide information about the different types of business activities in which a public entity engages and the different economic environments in which it operates in order to help users of financial statements better understand the public entity’s performance, better assess its prospects for future net cash flows, and make more informed judgments about the public entity as a whole.”

For the reasons set forth above, the Company believes that its application of Alternative #4, which results in the carve out of specific components of an operating segment and aggregation of those components into different reportable segments, while not specifically addressed in ASC 280, is consistent with the objectives and principles of ASC 280.

•	Clarify whether discrete financial information is produced for the lines of business within your Wealth Management segment (e.g., insurance, trust, brokerage), and if so whether your chief operating decision maker (CODM) regularly reviews this product-level financial information to make resource allocation decisions and to assess performance. In this regard, explain how you determined that the specific lines of business/product offerings within Wealth Management were not operating segments in and of themselves.

In recent years, as the Company grew and expanded its geographic footprint, significant resources were expended to produce financial information that is both relevant and useful to its managers in making business decisions. As a result, selected financial information is available at a variety of levels, including by (i) product type (in the case of the Commercial operating segment), (ii) geographic region (in the case of the Retail operating segment) and (iii) line of business (in the case of the Wealth Management operating segment). The Company’s CEO, however, who functions as the CODM, regularly reviews segment-level financial information in making resource allocation decisions and assessing performance. This approach is consistent with both the Company’s operational approach relative to matters such as budgeting and planning and its organizational structure. The organizational structure includes separate divisional SEVPs who report directly to the CEO and, on an annual basis, are given specific business goals against which they are evaluated. Given the Company’s approach to identifying, marketing and serving its customers, including the inter-reliance of each operating segment’s business activities on those of the other operating segments, it is incumbent upon the Company’s SEVPs to work collaboratively in achieving certain of these goals, specifically as it relates to the product offerings of the Wealth Management operating segment.

Management considered the provisions of ASC 280-10-50-1 in relation to the lines of business/product offerings within the Wealth Management operating segment and concluded that none of those lines of business/product offerings meet the definition of an operating segment in and of themselves. Although the lines of business/product offerings satisfy two of the applicable criteria (i.e. engaging in activities from which revenues are earned/expenses incurred and the availability of discrete financial information), product-level operating results are not regularly reviewed by the CODM. Rather, as indicated above, the CODM regularly reviews financial information at the operating segment (i.e. Wealth Management) level.

•	To the extent that you do determine that the individual lines of business comprising your Wealth Management business are in fact operating segments, tell us how this impacts your identification of reporting units for purposes of goodwill impairment testing.

As noted above, management has determined that the individual lines of business comprising the Wealth Management business are not operating segments. Accordingly, we believe that the Company’s identification of reporting units for purposes of goodwill impairment testing continues to be appropriate.

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The Company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosures made in its filings, (b) staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We believe that these responses address your comments. We look forward to your prompt review of this submission.

If you have any questions, please contact me at (203) 338-5055, or the Company’s General Counsel, Robert E. Trautmann, at (203) 338-4584.

Sincerely,

/s/ Kirk W. Walters

Kirk W. Walters

Senior Executive Vice President and Chief Financial Officer

People’s United Financial, Inc.

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